Filed by Alumis Inc.

pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACELYRIN, INC.
Commission File No.: 001-41696

Date: March 25, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 6, 2025, among Alumis Inc., a Delaware corporation (“Alumis”), ACELYRIN, Inc., a Delaware corporation (“ACELYRIN”), and Arrow Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Alumis (“Merger Sub”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ACELYRIN and ACELYRIN will continue as the surviving corporation and direct wholly owned subsidiary of Alumis.

Transform Therapies. Reimagine Lives. March 25, 2025 Alumis and Kaken Announce Dermatology Collaboration and License Agreement for ESK - 001 in Japan

2 © Alumis Forward - Looking Statements This presentation contains forward looking statements within the meaning of federal securities laws, including the “safe harb or” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates a nd expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developmen ts, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. T he inclusion of forward - looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expec t,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “f or ecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward - looking statements. All statements, other than statements of historical facts, including express or impl ied statements regarding Alumis’ future plans and prospects, including development and commercialization of its pipeline, the timing of Alumis’ product candidate development a cti vities and current and future clinical trials and studies, the expected timing of the proposed merger between Alumis and ACEL YRI N, Alumis’ expected cash runway, the collaboration with Kaken Pharmaceutical Co., Ltd. (“Kaken”) and the intended and potential benefits thereof, including the receipt of poten tia l co - development, milestone and royalty payments ; and any assumptions underlying any of the foregoing, are forward - looking statements. Risks and uncertainties include, among other things, ( i ) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ an d ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basi s o r otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders a nd ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (i ii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key per son nel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business ope rat ions; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed t ran saction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) t he occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, includ ing in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impa ct Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anti cip ated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, compe tit ive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction ; ( xii) the risk that integration of the proposed transaction post closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from th e t ransaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipe lin e, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing an d new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, in cluding conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any rel ate d restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rat e and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with thera pie s and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collabo rat ions, partnerships, licensing or other arrangements and the performance of third party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and ma intain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to succe ssf ully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials. These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete sta tem ent of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, includ ing the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10 Q and/or Annual Reports on For m 10 K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective bus inesses, including factors that potentially could materially affect their respective businesses, financial conditions or oper ati ng results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward looking statements, and not to place undue reliance on any fo rwa rd - looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described i n other documents Alumis and ACELYRIN file from time to time with the SEC. The forward - looking statements included in this presentation are made only as of the date hereof. Alumis assumes no obligation a nd does not intend to update these forward - looking statements, even if new information becomes available in the future, except a s required by law. This presentation contains trademarks, service marks, trade names and copyrights of Alumis and other companies which are the pro perty of their respective owners. This presentation discusses product candidates that are under clinical study and which have no t yet been approved for marketing by the U.S. Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates for the uses fo r which they are being studied. This presentation also contains estimates and other statistical data made by independent part ies and by us relating to market size and growth and other data about our industry. These data involve a number of assumptions and limitations, and you are cautioned not to give undue wei ght to such estimates. We have not independently verified the data generated by independent parties and cannot guarantee thei r a ccuracy or completeness. In addition, projections, assumptions, and estimates of our future performance and the future performance of the markets in which we operate are necess ari ly subject to a high degree of uncertainty and risk. Additional Information and Where to Find It In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include th e j oint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy sta tem ent/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO RE AD THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE M ERG ER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ME RGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) a nd other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the doc ume nts filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations sec tio n of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings headin g o f the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/. Participants in the Solicitation Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitatio n o f proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alu mis’ registration statement on Form S - 1/A (File No. 333 280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set for th in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, an d ACELYRIN’s Current Reports on Form 8 - K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the int erests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant ma terials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it beco mes available before making any voting or investment decisions. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitat ion of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or s al e would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the re quirements of Section 10 of the Securities Act of 1933, as amended.

© Alumis 3 Kaken Collaboration and Licensing Agreement Secures Key Market for ESK - 001 Global Commercialization Strategy Alumis - Kaken Collaboration for ESK - 001 in Dermatology in Japan 〉 Collaboration underscores ESK - 001’s commercial potential in PsO and leverages Kaken’s regional capabilities and expertise in novel dermatology treatments 〉 Non - dilutive capital extends current runway through Phase 3 PsO data readout 〉 Maintains optionality for global commercialization strategy, including potential global partnering 〉 Kaken: Specialty pharmaceutical company in Japan with strong experience in developing and commercializing novel pharmaceuticals with a focus on dermatology 〉 Upfront and Near - Term Payments to Alumis : $40M ($20M upfront, $20M in 2025 - 2026 non - contingent payments) 〉 Additional Regulatory and Commercial Milestones and Option Fees: Approx. $140M in aggregate 〉 Tiered Royalties: Low double - digits to mid - twenties on aggregate net sales in Japan 〉 Indications Covered: Dermatological indications including PsO , PsA, CLE, etc. 〉 Expansion: Options for rheumatology and GI diseases Deal Background and Terms

1 1 USD = 150.896 JPY (xe.com accessed March 24, 2025) Source: Kaken Pharmaceutical Co., Ltd. Corporate Report 2024 and investor relations materials. Confidential © Alumis 4 Kaken Pharmaceutical Co., Ltd. A Leading Japanese Dermatology Company Company Information INCORPORATED: 1948 HEAD OFFICE: Tokyo, Japan FY2023 NET SALES: JPY 72.0 bn # OF EMPLOYEES: 1,124 CORPORATE PHILOSOPHY: Kaken helps to improve the quality of life of patients by serving as many people as possible to return smiles of happiness to their faces, through supplying superior pharmaceuticals. Innovative Products in Japan and the World Select Partnerships Major Dermatologic Product Sales (FY2023) Sales (USD M) 1 Indication Brand 113.5 Onychomycosis Clenafin 17.4 Pressure sores, Dermal ulcers Fiblast 12.0 Primary hyperhidrosis Ecclock The picture can't be displayed. Orthopedics Dermatology Other Areas

x x © Alumis 5 Recent Achievements and Anticipated Multiple Near - Term Milestones 2024 2025 2026 MAR24 APR24 JUL24 3Q24 YE24 ESK - 001 – Present Phase 2 STRIDE and OLE Data at AAD A - 005 – Phase 1 Initiation ESK - 001 – Initiate Phase 3 in PsO ESK - 001 – PsO OLE Data Update A - 005 – Phase 1 Data 1Q26 2026 2026 ESK - 001 – PsO Phase 3 Topline Data ESK - 001 – SLE Phase 2b Topline Data A - 005 – MS Phase 2 Topline Data ESK - 001 – PsO 52 - Wk Phase 2 OLE Data for Late - Breaker Presentation at AAD Alumis / Acelyrin Merger Close Finalize Plan for Lonigutamab A - 005 – MS Phase 2 Initiation IND Filing for 3rd Clinical Candidate Once - daily formulation established for ESK - 001 1Q25 2 Q25 Mid - 25 2H25 2H25 2025 x x x x

© Alumis 6 Alumis: A Well Characterized Late - Stage Portfolio with Significant Opportunity 〉 Collaboration with Kaken brings full commitment of a leading Japanese dermatology expert while maintaining optionality to maximize global value of ESK - 001 〉 Alumis ' announced merger with ACELYRIN on track for closing in 2Q 2025 〉 Non - dilutive capital extends Alumis’ current cash runway through Phase 3 PsO topline data readout 〉 Alumis continues to focus on value maximizing strategic collaborations for ESK - 001 and A - 005 to enhance value for stockholders